As filed with the Securities and Exchange Commission on May 17, 2019	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

Alibaba Group Holding Limited

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, New York 10036

(800) 927-9801

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central Hong Kong +852-2514-7600	Kevin P. Kennedy, Esq. Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 U.S.A. +1 650-251-5000	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered***	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive one (1) ordinary share of Alibaba Group Holding Limited (the “Company”)	500,000,000 ADSs	$5.00	$25,000,000.00	$3,030.00

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.
***	The ADSs are being registered to accommodate the issuance of additional ADSs upon the deposit of ordinary shares including deposits by current holders of ordinary shares who have indicated to the Company and the depositary their intent to do so in the short term. See also Explanatory Note on page (ii).

Explanatory Note

This Registration Statement on Form F-6 is being filed and the ADSs are being registered in order to accommodate the issuance of additional ADSs upon the deposit of ordinary shares, including deposits by current holders of ordinary shares who have indicated to the Company and the depositary their intent to do so in the short term. In particular, on May 15, 2019, Altaba Inc., one of the Company’s principal shareholders, announced that it intends to commence sales of our ADSs on May 20, 2019. Altaba stated that it will sell no more than 50% of the Company’s ordinary shares it holds prior to receiving stockholder approval of its previously announced liquidation and dissolution plan. Altaba’s stockholder meeting to vote on the plan is scheduled to be held on June 27, 2019. If the plan is approved at the stockholder meeting, Altaba may sell up to 100% of its Alibaba shares, although Altaba has stated that actual commencement of selling, the timing and method of sales, and other related transaction considerations will be determined at its discretion, and the plan is subject to change based on prevailing market conditions and other factors. The additional ADSs registered hereby will, among other things, accommodate the issuance of ADSs that will be required in connection with such contemplated sales by Altaba Inc. as well as in connection with sales by others, including current and former employees who receive ordinary shares from our employee share ownership plans.

ii

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

iii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

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Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

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PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Deposit Agreement, dated as of September 24, 2014, by and among Alibaba Group Holding Limited (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). — Filed herewith as Exhibit (a).

(b)(i)	Restricted American Depositary Shares Letter Agreement, dated as of May 18, 2015, by and between the Company and the Depositary. — Filed herewith as Exhibit (b)(i).

(ii)	Form of Restricted American Depositary Shares Letter Agreement, by and among the Company, the Depositary and applicable financial institutions. — Filed herewith as Exhibit (b)(ii).

(iii)	Form of Letter Agreement related to Mandatory Exchangeable Securities, by and among the Company, the Depositary and relevant transaction parties. — Filed herewith as Exhibit (b)(iii).

(iv)	Form of Bulk Issuance Letter Agreement (exempt from registration), by and between the Company and the Depositary. — Filed herewith as Exhibit (b)(iv).

(v)	Form of Bulk Issuance Letter Agreement (registered), by and between the Company and the Depositary. — Filed herewith as Exhibit (b)(v).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement dated as of September 24, 2014, by and among Alibaba Group Holding Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 17th day of May, 2019.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) ordinary share of Alibaba Group Holding Limited.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Alibaba Group Holding Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong on May 17, 2019.

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: General Counsel and Secretary

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Joseph C. Tsai, Daniel Yong Zhang, Maggie Wei Wu and Timothy A. Steinert to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 17, 2019.

Signature	Title

/s/ Jack Yun MA	Executive Chairman
Jack Yun MA

/s/ Joseph C. TSAI	Executive Vice Chairman
Joseph C. TSAI

/s/ Daniel Yong ZHANG	Director and Chief Executive Officer
Daniel Yong ZHANG	(Principal Executive Officer)

/s/ J. Michael EVANS	President and Director
J. Michael EVANS

/s/ Eric Xiandong JING	Director
Eric Xiandong JING

Signature	Title

/s/ Walter Teh Ming KWAUK	Independent Director
Walter Teh Ming KWAUK

/s/ Börje E. EKHOLM	Independent Director
Börje E. EKHOLM

/s/ Wan Ling MARTELLO	Independent Director
Wan Ling MARTELLO

/s/ Maggie Wei WU	Chief Financial Officer
Maggie Wei WU	(Principal Financial and Accounting Officer)

/s/ Timothy A. STEINERT	General Counsel and Secretary
Timothy A. STEINERT

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Alibaba Group Holding Limited has signed this Registration Statement in the City of Newark, State of Delaware, on this 17th day of May, 2019.

PUGLISI & ASSOCIATES

/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Deposit Agreement

(b)(i)	RADS Letter Agreement

(b)(ii)	Form of RADS Letter Agreement

(b)(iii)	Form of Letter Agreement related to Mandatory Exchangeable Securities

(b)(iv)	Form of Bulk Issuance Letter Agreement (exempt from registration)

(b)(v)	Form of Bulk Issuance Letter Agreement (registered)

(d)	Opinion of counsel to the Depositary

(e)	Certification under Rule 466